Exhibit 4.11

Translation for information purposes only

AGREEMENT

BETWEEN THE UNDERSIGNED

The FRENCH REPUBLIC, represented by its State Minister of the Economy, Finance and Industry,

hereafter designated as the “State”

of the first part

The company ALSTOM represented by Mr. Philippe JAFFRE, its Finance Director,

hereafter designated as the ”Company”

of the second part, and

1°/ BNP PARIBAS, represented by Mr. Baudouin PROT,

2°/ CALYON, represented by Mr. Alain PAPIASSE,

3°/ SOCIETE GENERALE, represented by Mr. Philippe CITERNE,

4°/ NATEXIS BANQUES POPULAIRES, represented by Mr. Laurent GILLET,

5°/ CCF, represented by Mr. Gilles DENOYEL,

6°/ CREDIT INDUSTRIEL ET COMMERCIAL, represented by Mr. Jean HUET,

7°/ CDC FINANCE—CDC IXIS, represented by Mr. Laurent VIEILLEVIGNE.

hereafter designated as the “Banks”

of the third part

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

RECITALS:

During the months of July and August 2003, the Company, the State, and certain banks of the Company met for the first time under the aegis of the CIRI, and after having reviewed the propositions of the Company as regards its industrial restructuring, the Company, the State, and the Banks agreed to the undertakings described in the agreement of 2 August 2003 (hereafter the “Agreement of 2 August 2003”).

Under the terms of the Agreement of 2 August 2003, the Company gave the following undertakings:

-	to continue the ongoing process of the transfer of T&D;

-	to furnish information on its industrial restructuring plan, and to furnish, before 20 September 2003, a treasury plan on a monthly basis for the fiscal year 2003/2004, as well as a three-year business plan validated by the firm PRICEWATERHOUSECOOPERS (“PWC”).

In view of the Company’s industrial restructuring plan, the State, for its part, gave the following undertakings:

-	to participate in a subordinated committed credit facility for deferred use, called “PSDD” (the Fixed Term Subordinated Loan), for an amount of 300 million euros;

-	to counter guarantee the banks up to 65% of their exposure pursuant to the bonding guarantees to be issued up to 3.5 billion euros;

-	to provide short-term funding of 300 million euros for the benefit of the Company;

-	to subscribe a reserved increase of capital of 300 million euros for an issue price identical to that of the increase of capital underwritten by the Banks as described below;

-	to notify the European Commission of these measures in order to obtain the necessary authorisations.

The Banks gave the following undertakings:

-	to provide short-term funding for an amount of 120 million euros for the Company, in the form of an issue of commercial paper, and to refinance the participation of the Company in the RCCL vendor financing for a maximum amount of 180 million euros;

-	to put in place a syndicated facility for the issue of bonding guarantees of 3.5 billion euros;

-	to underwrite an increase in the capital of the Company of 300 million euros;

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

-	to grant the Company a refinancing credit facility in the form of a Fixed Term Subordinated Loan (PSDD) with the objective of permitting (i) the repayment of the bonds issued by the Company at maturity on 4 February 2004 or the buy back at an earlier date, and (ii) the repayment of the syndicated facility of 19 April 1999.

As the time necessary for the investigation of the Agreement of 2 August 2003 by the competent authorities was shown to be incompatible with the timetable set out in the Agreement of 2 August 2003, the State, the Company and the Banks, — whose undertakings expressly constituted an overall package — agreed on 20 September 2003 to amend the Agreement of 2 August 2003 by modifying or completing the undertakings contained therein (in accordance with the terms of the Amendment of 20 September 2003, hereafter the “Amendment”).

The principal provisions of the Amendment are summarised below.

Undertakings of the Company

The Company undertook:

-	to continue the negotiations with AREVA with a view to signing an agreement for the transfer of T&D by 25 September 2003 at the latest;

-	to commission PWC to produce a report validating the three-year treasury plan called “W10” before 15 November 2003 and then to validate the successive updating of this plan for the Company, the Banks and the State, on a quarterly basis.

Undertakings of the State

For its part, the State committed itself to subscribing an issue of 300 million euros Fixed Term Subordinated Bonds Redeemable in Shares (TSDDRA) reserved for the State, and redeemable in shares of the Company at the rate of one share of 1.25 euro nominal value per TSDDRA, on the sole condition of obtaining a decision from the European Commission declaring that the subscription by the State for the TSDDRA issued by the Company and their redemption in shares constitute an aid compatible with the Common Market and do not constitute State aid. This redemption in shares should happen automatically and by law on the first business day following receipt of the decision of the Commission by the State.

The State undertook not to transfer either the TSDDRA or the shares resulting from their redemption before the complete re-establishment of the Company, provided that the shareholding of the State in the capital of the Company would not equal or exceed 33 % of the capital.

In addition, the State undertook to subscribe an issue of 200 million euros of Fixed Term Subordinated Bonds (TSDD), reserved for the State, with a duration of 15 years.

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

The State also undertook to participate for an amount of 300 million euros in a Fixed Term Subordinated Loan (PSDD), directly or through the intermediary of a public body or an institution benefiting from the State guarantee, under the same conditions as those applicable to the subordinated refinancing agreed by the Banks referred to in 3.4 of the Amendment.

The State then undertook to counter guarantee the CFDI, which itself was to guarantee the banks participating in the issuing of bonding guarantees in the interests of the Company and its subsidiaries. This guarantee would cover the bonding guarantees issued from 19 August 2003.

The CFDI issued its counter-guarantee on 26 September 2003 (hereafter the “CFDI Notice”).

The amount guaranteed by the CFDI for each guarantee was 65% up to full utilisation of the bonding guarantee facility of 3.5 billion euros.

In addition, the State, directly or through the intermediary of the CDC, has undertaken to maintain the availability of short-term commercial paper of 300 million euros as agreed in the Agreement of 2 August 2003 until 8 February 2005 at the latest.

Undertakings of the Banks

For their part, the Banks subscribed commercial paper of an amount of 120 million euros on 20 September 2003, according to the Agreement of 2 August 2003. They undertook to renew them at the request of the Company until 8 February 2005 at the latest.

The syndicated facility for the issue of bonding guarantees of 3.5 billion euros referred to in clause 2.4 of the Agreement of 2 August 2003, covering the needs of the Company and its subsidiaries, was set up by an agreement dated 29 August 2003.

In addition, the Banks undertook to subscribe a reserved increase of capital of the Company of 300 million euros at an issue price of 1.25 euros per share, with warrants allocated free to the shareholders of the Company, allowing them to purchase the shares subscribed by the Banks for a price of 1.25 euros per share.

The Banks and other institutions underwrote an issue of subordinated bonds redeemable in shares (ORA) and participated in the PSDD referred to above, in accordance with the provisions of clause 3.4 of the Amendment.

*                                         *

The provisions and undertakings contained in the Agreement of 2 August 2003 as modified by the Amendment have been implemented, either immediately after the Agreement of 2 August 2003, or following the Amendment and its modifications to the Agreement of 2 August 2003.

The acceleration of the industrial restructuring process, the recovery of orders and the accelerated utilisation of the bonding guarantee facility signed on 29 August 2003 have led the Company to consult with the Banks and the public authorities concerning necessary changes to the initial plan as notified to the European Commission.

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

The discussions initiated between the Company, the Banks, and the State have led to a certain number of changes to the initial plan, which have been submitted to the European Community authorities.

In this context and in view of the information supplied by the Company, the Company, the State and the Banks have accepted to give additional undertakings, which are provided in this Agreement.

Whereas

The undertakings agreed upon in this Agreement, as well as those in the Agreement of 2 August 2003 as modified by the Amendment, or, as the case may be, by this Agreement, form an overall package for the parties. However, the non-compliance by one of the parties of one of their undertakings yet to be performed can only be invoked by another party if this non-compliance is significant and of a nature to upset the balance of this Agreement and the Agreement of 2 August 2003 as modified by the Amendment.

The undertakings of the different parties are in the same order of presentation as the Amendment.

The undertakings of the State in this Agreement are subject to the favourable decision of the Committee of the European Commission with regard to the aid plan notified in 2003 for the restructuring of the Company and to the undertakings of the State in this Agreement.

I – Undertakings of the Company

1.1.	The Agreement of 2 August 2003 as amended by the Amendment of 20 September 2003 contemplated that the redemption in shares of the TSDDRA was to occur automatically and by law on the first business day following the receipt by the State of the Commission’s decision.

It is also provided that the redemption in shares of the TSDDRA must lead to the issue of 240 million new shares, with the contractual repayment parity being 1.25 euros.

The Company undertakes to do everything necessary in order that the redemption in shares of the TSDDRA is registered in the books of the Company as soon as possible following the receipt by the Company of a copy of the positive decision of the European Commission addressed to the State, declaring that the subscription by the State of the TSDDRA issued by the Company and their redemption in shares constitute an aid compatible with the Common Market (or do not constitute State aid).

1.2.	The Company undertakes to submit to a vote of shareholders an Ordinary and Extra-ordinary Meeting of Shareholders of the Company the authorisation of a new capital increase for a maximum amount of 2.2 billion euros, issue premium included, detailed as follows:

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

a)	an increase in capital maintaining the preferential right of subscription of the shareholders of the Company payable in cash or cash equivalent for a maximum amount of 1.2 billion euros. This increase will be made at a subscription price which takes into account a discount reflecting market practice.

b)	an increase in capital of an amount of 500 million euros reserved for the State and the CFDI, payable by set off of their outstandings under the PSDD and TSDD (see clause 2.1 below). The State will buy back all of the shares subscribed in this way by the CFDI. The participation of the State and the CFDI in this capital increase by set off of outstandings will be such that the State, after buying all of the shares subscribed by the CFDI, will never at any time hold more than 31.5% of the capital or of the voting rights of the Company.

c)	an increase in capital of a maximum amount of 700 million euros reserved for the Company’s senior and subordinated lenders, other than the State and the CFDI, which may elect to subscribe by pro rata set off of their outstandings.

This last increase in capital will be payable by set off against all or a part of the debt which may, as the case may be, result from the early prepayment of the amounts due under all of the drawn facilities (PSDD, syndicated facility due 2006 and loan of 18 August 2000).

The capital increases mentioned above in b) and c) will be made at the same subscription price, equal to the subscription price of the capital increase with preferential right of subscription mentioned in a) above, increased by a premium reflecting market conditions.

The subscription prices of the aforementioned capital increases will be fixed by agreement between the Banks and the Company, in consultation with the State, in order to ensure the success of the placing of the capital increases mentioned in a) then c).

1.3. Other undertakings of the Company

The Company also undertakes to:

-	carry out the asset disposal programme as defined by the Company, the State, and the European Commission in accordance with the agreed conditions and time-limits;

-	through decisions of its Board of Directors or a vote of its shareholders, take all the decisions necessary to set up the plan, and in particular to reduce the nominal value of the shares of the Company.

-	grant security of 700 million euros remunerated at a market rate, put in place in order to guarantee the first loss of amounts due to the Banks and other institutions participating in the New Bonding Programme referred to in 3.2 below. This security will be constituted either in the form of a cash deposit or a pledge over a bank account or securities, in any legal form and located in the place of the Banks choosing, in consultation with the Company and the State;

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

-	continue the implementation of its medium term industrial plan;

-	continue its programme of the streamlining the legal structure of the group.

II – Undertakings of the State

2.1.	Undertakings regarding the capital increase

-	The State will take any necessary decisions, or arrange for them to be taken, as soon as possible in order to redeem the TSDDRA with shares of the Company.

-	The State undertakes to subscribe in cash for the capital increase with preferential subscription rights referred to in 1.2.a), by the exercise on the basis of a full take up of all or part of its preferential subscription rights arising from the redemption in shares of the TSDDRA, for an amount of between 170 millions euros and 185 million euros which will be determined in function of the possible repayment of the bonds redeemable in shares (ORA) which may occur between the date of this Agreement and that of the implementation of the capital increase referred to in 1.2.a) above.

-	The exact amount will correspond to the subscriptions which an exercise on the basis of a full take up of the preferential subscription rights of the State will permit, in respect of a capital increase of 1 billion euros.

-	In addition, the State and the CFDI will subscribe for the reserved capital increase mentioned in 1.2.b) and will pay up this capital increase by set off with their outstandings for the amount of:

•	300 millions euros of the CFDI in respect of the PSDD, and
•	200 millions euros in respect of the TSDD of the State,

subject to a maximum shareholding of the State of 31.5% as mentioned in 1.2.b) above.

-	In the context of the undertakings given to the European Commission, the undertaking given by the State to retain the 240 million shares resulting from the redemption of the TSDDRA is maintained, but extended as follows:

[***]

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

2.2. Undertakings concerning the New Bonding Programme

-	In addition, the State undertakes to participate in the reorganisation of the system of bonding guarantees, particularly concerning the bonding guarantees issued by the Banks having participated in the syndicated bonding guarantee facility of 29 August 2003 (clause 2.4 of the Agreement of 2 August 2003), in the following way:

•	The guarantee resulting from the CFDI Notice in favour of the Banks having participated in the syndicated bonding guarantee facility of 29 August 2003 will be amended or terminated with the agreement of the Banks (pursuant to the terms and conditions to be agreed in order to ensure the continuity of the cover of the “bonding guarantee risk” by the State/CFDI), and a new notice (the “New Notice”) will be given by the State and/or the body designated by it.

The guarantee given to the Banks by the CFDI by means of the CFDI Notice will not be able to be called by the Banks in respect of the bonding guarantees issued up to the date of the signing of the New Notice, as long as, without prejudice to its scheduled redemption, this New Notice is actionable, and the CFDI, or any other body designated by the State to issue the New Notice, benefit from the counter-guarantee of the State. However, the counter-guarantee given by the CFDI under the counter-guarantee of the State in the context of the old bonding guarantee facility may under no circumstances be aggregated with that given by the CFDI or the State or any other institution operating under its guarantee in the framework of the New Bonding Guarantee Facility.

The outstandings (with the exception of bonding guarantees relating to the T&D business transferred in January 2004) under the bonding guarantee facility of 29 August 2003 existing at the time of the establishment of the new bonding guarantee facility, will be incorporated in, and governed by a new bonding guarantee facility granted by the banks or, as the case may be, by amendment to the existing facility of 29 August 2003, as described in clause 3.2 below (the “New Bonding Guarantee Facility”). The bonding guarantees issued by the banks participating in the New Bonding Guarantee Facility and by the institutions which, having adhered to the inter-creditors agreement, will also issue bonding guarantees upon request of the Company or its subsidiaries will constitute the “New Bonding Programme”.

•	The State will grant its counter-guarantee, directly or through the CFDI or any other body which it guarantees, for that part of losses (second loss guarantee) of more than 700 million euros and up to a maximum of 1.25 billion euros, to the banks and other institutions participating in the bonding guarantees of the Company in the context of the New Bonding Programme. The New Notice, or the amended CFDI Notice, will be issued by the CFDI, by the State, or any other body operating under the guarantee of the State, in order to cover, in an event of default by the Company, losses exceeding 700 million euros incurred by the banks or other institutional guarantors of the Company, participating in the New Bonding Programme.

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

The direct guarantee by the State, the CFDI, or any other institution chosen by the State and counter guaranteed by it, will cover the bonding guarantees which will be transferred to or issued during a maximum of twenty-four (24) months beginning on the date of the entering into force of the New Bonding Programme. This “second loss” guarantee will only be triggered after the utilisation of all of the 700 million euros. The maximum outstandings under New Bonding Programme will be 8 billion euros.

The guarantee which will be given by the State, the CFDI, or by any institution operating under the guarantee of the State, to the banks and institutions participating in the New Bonding Programme shall not exceed 1.25 billion euros.

The State will use its best efforts to obtain a decision from the European Commission by the end of June 2004, approving the restructuring plan notified in August and December of 2003, as amended by this Agreement.

III – Undertakings of the Banks

3.1	Capital increase with preferential rights of subscription

The Banks undertake, on the basis set out in the table in the appendix to this Agreement, to underwrite in cash the capital increase with preferential subscription rights referred to in 1.2.a) for a gross amount of 1 billion euros before deduction of the part subscribed in cash by the State by exercise of all or a part of its preferential subscription rights as described in clause 2.1.

3.2.	New Bonding Programme of 8 billion euros

The Banks undertake to establish the New Bonding Programme and in particular to establish the New Bonding Guarantee Facility in which the gross outstandings, as increased by the outstanding bonding guarantees issued outside the New Bonding Guarantee Facility by other institutions, will be between 6.6 and 8 billion euros.

The outstandings of the Banks under the existing bonding guarantee facility of 29 August 2003 (with the exception of the bonding guarantees relating to the T&D business transferred in January 2004) at the time of the establishment of the New Bonding Guarantee Facility, will be transferred to the New Bonding Guarantee Facility. No other existing bonding guarantee of the Banks may be integrated into the New Bonding Guarantee Facility.

The institutions participating in the New Bonding Programme will benefit from:

-	the first loss guarantee of 700 million euros,
-	second loss guarantees exceeding losses over and above the first 700 million euros, granted pari passu
•	by the State (or by any body operating under its guarantee) for an amount of 1.25 billion euros
•	by the Banks for an amount of 50 millions euros in the proportions set out in the table in Appendix I.

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

These guarantees will amortise at the end of the drawing period under the New Bonding Programme in such a way that these guarantees will remain, at all times, subject to the utilisation of the first loss guarantee, at least equal to 25 % of the outstanding bonding guarantees under the New Bonding Programme, as reduced by any calls on the first loss guarantee. The second loss guarantee of 1.25 billion euros of the State and 50 million euros by the Banks will reduce in priority and pari passu as between the State and the Banks as from the end of the drawing period under the New Bonding Programme (24 months starting from the date of the entry into force of the New Bonding Programme). The first loss guarantee of 700 millions euros will be amortised thereafter.

The net risk is defined as the amount of the New Bonding Programme, reduced by the first loss guarantee of 700 million euros and by the second loss guarantee granted by the State and the Banks for 1.3 billion euros.

The maximum net risk of the New Bonding Programme may thus amount to 6 billion euros.

It is understood that the Banks undertake, in accordance with the proportions set out in the table in Appendix 1, to issue new bonding guarantees under the New Bonding Guarantee Facility referred to above for a maximum amount of outstanding net risk of 4.6 billion euros, during a period of twenty-four (24) months starting from the entry into force of the New Bonding Programme. This net risk of the Banks of 4.6 billion euros may be reduced in the event that syndication of the New Bonding Programme permits the figure of 8 billion euros of gross outstanding bonding guarantees to be exceeded.

The payment conditions of this facility will reflect market conditions and will be, for the State as well as for the Banks, comparable to that of the conditions of the syndicated bonding guarantee facility of 29 August 2003, to the extent that it remains compatible with market conditions.

3.3.	Miscellaneous undertakings

The Banks undertake to approve the amendments/waivers which will be, in consultation with the Company and after the agreement of the Banks, presented to the various groups of creditors for their approval.

IV	– General Conditions

4.1.	The implementation of this Agreement is conditional upon the obtaining of the necessary authorisations:

-	from the European Community authorities,

-	from the shareholders of the Company, its management, and the obtaining of any other approval, opinion or consultation required by law.

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

-	from the senior or subordinated lenders in the various bilateral or syndicated facilities granted to the Company and its subsidiaries, and as applied should the occasion arise, from the guarantee issuers whose consent would be necessary.

The approval of the lenders/issuers should principally relate to the following:

-	early repayment to allow for the subscription of capital increases by set-off of debt;
-	disposals of assets;
-	covenants;
-	constitution of the first loss guarantee of 700 million euros referred in 1.3 above; and
-	the setting up of a bridge bonding guarantee facility if necessary.

4.2. [***]

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

4.3. Various conditions

This Agreement will be communicated to the banks referred to in Appendix 2 of the Agreement of 2 August 2003, as well as to the banks now participating in the PSDD. It will also be communicated to the European authorities, as well as to any securities market authority, or other, in accordance with the various regulations applicable to the Company.

27 May 2004

(Signature)
The State

(Signature)
The Company

(Signature)	(Signature)
BNP Paribas	Calyon

(Signature)	(Signature)
Société Générale	Natexis Banques Populaires

(Signature)	(Signature)
CCF	CIC

(Signature)
CDC Finance—CDC IXIS

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein

Appendix 1

[***]

Any text removed pursuant to the Company’s confidential treatment request has been separately submitted with the U.S. Securities and Exchange Commission and is marked [“***”] herein